================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               -------------------
                                  FORM 10-SB/A
                                 AMENDMENT NO. 2
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                        STEREO VISION ENTERTAINMENT, INC.
                 (Name of small business issuer in its charter)

                   NEVADA                                       95-4786792
      --------------------------------                   ----------------------
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                      Identification No.)


                             10 Universal City Plaza
                                   Suite 2000
                        Universal City, California 91608
                                 (818) 760-7007
                             -----------------------
          (Address and telephone number of principal executive offices)


           Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered
      ---------------------                    --------------------------------
              NONE                                           N/A


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)

================================================================================

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                                TABLE OF CONTENTS


Subsequent Events                                                             1
Description of Business                                                       3
Description of Property                                                      10
Directors, Executive Officers and Key Advisors                               10
Remuneration of Directors and Officers                                       11
Security Ownership of Management and Certain Securityholders                 11
Interest of Management and Others in Certain Transactions                    12
Description of Securities                                                    12

PART II                                                                      14
   Item 1.  Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters                      14
   Item 2.  Legal Proceedings                                                14
   Item 3.  Changes in and Disagreements With Accountants                    14
   Item 4.  Recent Sales of Unregistered Securities                          14
   Item 5.  Indemnification of Directors and Officers                        14

Part III                                                                     17
   Item 1.  Index to Exhibits                                                17
   Item 2.  Description of Exhibits                                          17

Signatures                                                                   18

Financial Statements                                                        F-1

                                       ii
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                                SUBSEQUENT EVENTS

Subsequent to February 17, 2000, the following material events occurred:

RESCISSION OF "GO CAT GO". Prior to merger between Kestrel Equity Corporation ("Kestrel") and Stereo Vision Entertainment, Inc. ("SVEI"), Kestrel had acquired certain rights to music properties, including a 60% interest in the Carl Perkins recording of "Go Cat Go", from Ron W. Johnston for an aggregate purchase price of 1,000,000 shares of common stock valued at $4,000,000. On April 27, 2000, pursuant to mutual agreement, this transaction was rescinded. The 1,000,000 shares of common stock was returned and cancelled. Accordingly, the rescission resulted in the following changes to our Balance Sheet: Reduction of Other Assets by $4,000,000; reduction of Accumulated Amortization of $50,916; reduction of Common Stock by $1,000; and reduction of Paid In Capital by $3,999,000.

On March 10, 2000, SVEI acquired 51% of Wilfield Entertainment ("Wilfield") in exchange for 200,000 shares of SVEI common stock. Wilfield is principally owned by Herky Williams, who became a director of SVEI on May 5, 2000. Wilfield intends to produce 13 albums within the next 12 months with SVEI supplying the necessary funding for these projects.

On April 26, 2000, SVEI entered into a Consulting Contract with Daniel Symmes. Mr. Symmes has been the president of Natural Vision Corporation ("NVC"), a leader in 3-D technology, for over 29 years. Mr. Symmes is considered one of the leading experts in the 3-D entertainment industry. For more than 30 years he has been involved in many different facets of 3-D production and exhibit, including directing, producing and camera. He recently provided the 3-D technologies and over 38,000,000 3-D glasses for 9 ABC television network programs and NBC television network's "Third Rock From The Sun" 3-D episode. For services already rendered to SVEI, Mr. Symmes received 17,000 shares valued at $6.00 per share. Upon the sale of such shares, if the cash value is less than $6.00 per share, SVEI will issue additional shares to bring the cash value to not less than $102,000. SVEI has agreed to file an S-8 registration statement relating to these 17,000 shares as soon as practicable. In addition, SVEI has agreed to pay $1,000 per week to NVC for Mr. Symmes' consulting services to SVEI for a two-year period. NVC will also receive options based upon gross income of SVEI over four six-month intervals. The exercise price of the options are $6.00 per share and they expire two years after grant. SVEI has also agreed to register the underlying common stock of the options in its S-8 registration statement.

CHANGES IN OFFICERS AND DIRECTORS: As of August 4, 2000, the following table sets forth the names, ages and positions of the current officers and directors of Stereo Vision Entertainment, Inc.:

Name                           Position                                   Age

--------------------------------------------------------------------------------

Thomas E. Noonan               Chairman of the Board, Director            69

John C. Bodziak, Jr.           Interim President-CEO, Director            27

Rick Ducommun                  Secretary-Treasurer, Director              48

Rocco Urbisci                  Director                                   51

Herky Williams                 Director                                   47

THOMAS E. NOONAN - CHAIRMAN - BOARD OF DIRECTORS: Mr. Noonan has served on the Board of Directors since August 4, 2000. Tom Noonan is currently the head of Columbia/Epic Records Alumni Association, which was started in 1995, and is now with 500 Members, many in top positions in the current music record industry. >From 1995 to 2000 he has been President of Noonan Consulting, a record industry consulting firm to artists, labels, video companies, music publishers, trade publications, artist managers, new companies and foreign affiliates. Mr. Noonan was formerly a senior executive at Billboard Magazine where he founded the Hot 100 Charts and also evaluated albums and music assets for the Internal Revenue Service. Furthermore, Mr. Noonan has been a U.S. Government Expert Witness before investigative Congressional Committees. He has provided marketing services for major artists such as Barbara Streisand, Janet Jackson, Michael Jackson, George Michael, Bob Seger, Janis Joplin, Marvin Gaye, Diana Ross and the Supremes, Bob Dylan, Johnny Cash, Tony Bennett, and many other known artists. Mr. Noonan holds a Bachelor of Science degree in Business Administration from Seton Hall University.

JOHN C. BODZIAK JR. - INTERIM PRESIDENT-CEO: Mr. Bodziak has served as President/CEO for Stereo Vision Entertainment, Inc. since August 4, 2000. Mr. Bodziak has educational as well as working experience in the capacity of ownership, management, and operating small and large businesses in the restaurant, liquor, and concert entertainment arenas. From 1995 to 1997 Mr. Bodziak was General Manager for Key Largo International (located on the Jannus Landing block) where his duties included operating and managing Benson's Gourmet and Tami Ami Nightclub. Working alongside the Jannus Landing Corporation, in 1997 Mr. Bodziak began promoting and coordinating entertainment acts for nightclubs on the Jannus Landing block as well as managing the real estate for which Jannus Landing owns including Pelican Pub, Detroit Liquors, and the legendary Jannus Landing Courtyard which was voted in Rolling Stone Magazine to be the one of the top 10 best concert venues in the nation; Each year over 75 major acts play Jannus Landing Courtyard's main stage. From 1997 to 2000 Mr. Bodziak has served as President/CEO of Jannus Landing Corporation, where he oversees the daily operation and schedules entertainment, and acts as coordinator of the concert venue. Mr. Bodziak graduated from the University of Florida with a Bachelor's Degree in Business Administration as well as Financing and Economics. Mr. Bodziak was also president of his College Business Fraternity, ALPHA KAPPA SAI.

RICK DUCOMMUN - SECRETARY-TREASURER AND BOARD OF DIRECTORS MEMBER: Mr. Ducommun has served as Secretary-Treasurer and Director for Stereo Vision Entertainment, Inc. since May 5, 2000. Mr. Ducommun has an extensive background in the Entertainment Industry on the production and performance, as well as the business side of the Industry. In 1995, he served as president of Virtual Dynamics, a publicly traded company on the Alberta Stock Exchange. In that same year, he was also performing in his own pilot with HBO and continued to develop projects with HBO, Warner Brothers, and CBS. From 1997-98, Mr. Ducommun created an animated project for King World and continued working additionally on projects with Fox, Warner Brothers, along with ABC. During 1999-2000, Mr. Ducommun has been involved as a consultant to Stereo Vision Entertainment, including developing projects, writing scripts, and has concurrently worked with Keystone Entertainment, Disney, UPN, NBC, and Miramax Films. Mr. Ducommun is featured in this summer's hit comedy, "Scary Movie" in which he plays the father of the female lead character.

ROCCO URBISCI - BOARD OF DIRECTORS MEMBER: Mr. Urbisci has served as a Member of the Board of Directors since May 5, 2000. From the years 1995 to 2000, Mr. Urbisci worked as an Independent Contractor to the Entertainment Industry. Mr. Urbisci has a vast repertoire of producing and directing credits. Over the past five years, some of his credits and completed projects include numerous George Carlin HBO Specials, which Mr. Urbisci produced and directed. Three of these specials were live, which creates a natural linkage to the company's business plan. In 1998, Mr. Urbisci's remarkable diversity was apparent in his receiving the Writer's Guild Award for writing "The Earth Day Special", a three-hour ABC prime-time special, starring Bette Midler, Dustin Hoffman and Kevin Costner, which he also produced. Mr. Urbisci most recently is busy under production with several projects, including the animated television show, "Max" with Rhythm & Hues, a 3-D digital animation company that worked on Universal's Flintstones prequel, "The Flintstones in Viva Rock Vegas." Mr. Urbisci graduated from the Cooper School of Art in 1969.

HERKY WILLIAMS - BOARD OF DIRECTORS MEMBER: Mr. Williams has served as a Member of the Board of Directors for Stereo Vision Entertainment since May 5, 2000. Mr. Williams has an extensive background and knowledge in various facets of the Music Industry. Mr. Williams served as Senior Director of A&R for Capitol Records in 1995-1996, where his duties included signing artists and artist development. Such artists include Willie Nelson, Garth Brooks, Charlie Daniels, Asleep at the Wheel, and Tanya Tucker. From 1997-2000, he went on to serve as Senior Director of Creativity for A.S.C.A.P. (American Society of Composers, Authors, and Publishers, established in 1914). A.S.C.A.P is a member-owned company, which collected over $500,000,000 this year for its artists. Mr. Williams' duties include securing publishing and record deals for A.S.C.A.P. members as well as placing songs with artists, labels, and producers.

                             DESCRIPTION OF BUSINESS

GENERAL
-------

Stereo Vision Entertainment, Inc. ("SVEI") was originally incorporated in the State of Arizona as Arizona Tax Pros & Insurance Wholesalers, Inc., on December 14, 1993. Arizona Tax Pros & Insurance Wholesalers, Inc., changed its name to Kestrel Equity Corporation ("Kestrel") on September 30, 1997. On July 20, 1999, Kestrel entered into an Acquisition Agreement and Plan of Reverse Merger with Stereo Vision Entertainment, Inc., a privately held Nevada corporation ("Stereo") (the "Merger"). Pursuant to the Merger, which was not actually consummated until December 30, 1999, Stereo was merged with and into "Kestrel". Each share of Stereo common stock outstanding was exchanged for 120 shares of Kestrel's common stock, $.001 par value (the "Common Stock").

On January 31, 2000, "Kestrel" changed its state of incorporation from Arizona to Nevada, and also changed its name to Stereo Vision Entertainment, Inc.

Since the time of its inception until the effective date of the Merger, Kestrel Equity Corporation was a development stage company with no active business operations and no revenues. As such, Kestrel was considered a "shell" corporation with a principal purpose of locating and consummating a merger or acquisition with a private entity. Beginning in August 1999, the business activities of Kestrel, prior to the Merger, encompassed administrative and organizational matters and identifying additional acquisition opportunities for operating companies and intellectual property assets in the global multi-media industries. Upon the consummation of the Merger, Kestrel acquired all of the assets of Stereo with the intent of continuing Stereo's business and expanding into new areas of the entertainment industry. Stereo was incorporated in the State of Nevada on May 5, 1999 for purposes of acquiring multi-media/entertainment industry assets and pursuing merger opportunities with an existing publicly traded company. Mr. Kallett, an officer and director of Kestrel Equity Corporation, and Mr. Honour, a principal shareholder of Kestrel, both owned common stock in Stereo representing an aggregate of 51% of the issued and outstanding capital stock of Stereo. The operations and management of the merged companies (SVEI) were then integrated following the replacement of Stereo's sole officer and director with the then sole officer and director of Kestrel.

On December 17, 1999 "Kestrel" filed its Form 10-SB with the U.S. Securities and Exchange Commission. Upon the consummation of the merger on December 30, 1999, shortly thereafter in January of 2000, SVEI elected new officers and directors. Since January 2000, the Company's activities have been developing entertainment projects, both musical and theatrical, and identifying and securing candidates with entertainment industry experience to serve on the SVEI Board of Directors and identifying additional opportunities for the acquisition of operating entertainment oriented companies as well as acquiring intellectual property assets. Although acquisition opportunities have been identified, no transactions have been consummated and there is no guarantee that any transactions will be consummated in the near future. As is reflected in the Directors, Executive Officers, and Key Advisors Section of this registration statement, on May 5, 2000 SVEI expanded its Board of Directors from three to five members, all of which have entertainment industry experience.

SVEI is a development stage company with no current sales and has realized operating losses of $1,101,192 for the six months ended December 31, 1999 and $144,977 for the period from inception to June 30, 1999. SVEI anticipates generating operating revenues during its next fiscal year as it becomes operational and acquires operating companies and/or intellectual property assets. "SVEI" management acknowledges that during its next fiscal year there is no assurance that "SVEI" will transition itself from a development stage company to an operational one and SVEI's continued operations may be dependent upon additional shareholder loans and/or proceeds from "SVEI" debt/equity offerings. There currently are no agreements in place for future shareholder loans and management has no assurances as to any market acceptance of any future SVEI debt/equity offerings.

As a result of the merger "SVEI" acquired certain stereoscopic 3-D assets which primarily consisted of but was not limited to numerous 3-D camera and projection optical units and lenses for the 3-D production and exhibition of stereoscopic 3-D Films and content. The equipment was previously invented, manufactured, and assembled by Mr. Christopher Condon and owned by him and his spouse, Marjorie Condon. "Stereo" acquired the assets in 1999 and prior to that time Mr. Condon and his family owned the assets. Since 1994 which was the most recent date that the Condon family operated as a legally organized entity, Mr. Condon has utilized a portion of the assets as a semi-retired consultant. The assets were

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primarily invented, manufactured, and assembled by Mr. Condon periodically during the period of 1970 through 1994. In approximately 1980, Mr. Condon also secured a patent, which was an integral part of the uniqueness of the equipment. The patent expired in approximately 1997. The valuation of the equipment which was utilized in determining its acquisition price, was a result of arms length negotiations between Stereo and the Condon family and was partially a result of verification of recent sale transactions to other third parties by the Condon family of similar equipment. Additionally, an independent third party valuation of the assets was analyzed. The assets were utilized in projects by Disney, Warner Brothers, Chevrolet, Toyota and Kodak. The camera lenses, part of the purchased assets, were also used by James Cameron for Universal's "Terminator 2
- 3-D" and by Universal for the production of "Jaws 3-D". The projection lenses and units were used in approximately 6,000 play dates for such exhibitors as AMC, General Cinema and United Artists.

SVEI has secured the consulting services of Mr. Daniel Symmes a thirty year acquaintance and business associate of the Condon's who also possesses specialized skills in stereoscopic 3-D. Since 1968, Mr. Symmes has been actively involved in technology development and the production, distribution and exhibition of high quality 35 mm and 70 mm three-dimensional ("3-D") films, featurettes, commercials and film shorts. SVEI intends to continue to utilize its 3-D assets and implement a strategy to theatrically produce and distribute new and existing 3-D feature films. SVEI also intends to establish an Internet-based music portal and record label site where it can distribute motion picture soundtracks from its proposed 3-D and independent films, as well as other original recordings that it either acquires or produces.

BUSINESS - OVERVIEW
-------------------

Currently, management believes that SVEI's principal expertise is in the content production segment of the multi-media entertainment industry. SVEI also intends to acquire additional intellectual property assets. In utilizing the SVEI's existing physical and managerial assets, SVEI's initial operating activities are anticipated to encompass the production, acquisition, marketing and distribution of music content and the production, distribution, exhibition and technology development of stereoscopic 3-D films and related 3-D optics. Additionally, SVEI will pursue the re-release of selected 3-D classic films. SVEI intends to use traditional distribution channels for its content and, when available and if practical, alternative and complimentary distribution channels such as the Internet.

MUSIC DIVISION
--------------

SVEI's music division anticipates generating revenues during the fourth quarter of 2000. SVEI is currently in discussion with a cable television network regarding the promotion and release of the Carl Perkins "Go Cat Go" record, a 17-song compilation which includes recordings by Jimi Hendrix, John Lennon, George Harrison, Paul McCartney, Bono, Willie Nelson, Paul Simon, and Eric Clapton. In the opinion of SVEI's management and its creative advisors, this compilation will generate initial sales of approximately two million units over the next 12 to 18 months. Net income generated by these sales, is expected to be approximately four to seven dollars per record.

SVEI is also pursuing additional opportunities within the global music industry that may include producing well-known and new artists and acquiring royalty and publishing rights from established artists.

STEREO VISION ENTERTAINMENT PRODUCTIONS
---------------------------------------

The film content production business is very capital intensive and SVEI will need to raise and secure significant equity or debt financing to implement its production objectives. If SVEI receives such financing, it anticipated producing and/or co-producing 3-D feature length theatrical productions. Financing for these productions, when possible, will be accomplished on an "off-balance sheet" basis, or through major studio joint ventures. When feasible, SVEI anticipates each production will be structured as a stand-alone limited liability company, thus diminishing the equity dilution impact on SVEI. SVEI intends to act as the executive producer of each film project. There is no assurance that SVEI can secure financing to produce films or even if films are produced that they can be profitably distributed.

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SVX "TRU 3-D" THEATER NETWORK
-----------------------------

SVEI intends to develop a 3-D theater network with the goal of bringing "theme park quality 3-D" to local multiplex theaters within the next 18 months. Using a low-cost, efficient theater modification model, SVEI will provide multiplex theater owners with a turn-key package at a no-cost or no-risk arrangement to the operator. The multiplex owner will maintain the ability to exhibit conventional two-dimensional movies in the converted theater if so desired.

SVEI will attempt to establish a branded or co-branded theater network with theater locations in major markets, both domestically and in key foreign locations. Initially utilizing the SVEI's inventory of approximately 800 projection units, SVEI anticipates expanding its theater network thereafter. In addition to 3-D films which may be produced and/or co-produced by SVEI, SVEI intends to generate revenues from the re-release of selected existing 3-D classics and the distribution of other marketable existing or newly produced 3-D films. SVEI shall attempt to build and position its SVX "Tru 3-D" theater network for transition into the proposed digital projection systems which are anticipated to be installed in most theaters within the next three to five years.

3-D CONTENT INDUSTRY
--------------------

3-D entertainment markets are currently characterized by relatively short content (one hour or less), and explosive action in color, images, events or scenery. Prime 3-D markets include music videos, action television programming, nature documentaries, sports events, promotional material, merchandising tie-ins, and specialized films for location-based visual entertainment. SVEI believes that with continued technological development the re-emergence of full-length 3-D movies will be more in demand in the near future.

The visual entertainment market for SVEI's 3-D technology and content encompasses three distinct entertainment industries - broadcast and cable television, video software and motion pictures. In addition, location-based entertainment theaters represent a profitable and rapidly growing market segment.

The content production business is very capital intensive and SVEI expects that it will require additional equity financing to complete the capitalization of its business plan. SVEI can give no assurance that it can successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. If SVEI does not obtain adequate financing or such financing is not available on acceptable terms, SVEI's ability to finance the production or acquisition of 3-D films would be significantly limited.

BROADCAST AND CABLE TELEVISION INDUSTRY
---------------------------------------

Subsequent 3-D penetration of visual broadcast markets may be pursued, such as sports events, music videos and special programming. As the mass television audience acquires 3-D viewers, SVEI believes the scope of 3-D programming opportunities will expand. Syndicated 3-D programs, or even dedicated time slots or channels may be broadcast in 3-D and could facilitate widespread video software and additional 3-D motion picture opportunities.

Household television penetration in the United States now exceeds 98% of total households, with nearly 100% being color television sets. Currently, the television population in the United States exceeds 217 million sets, with the average household having a television on for over seven hours each day. Because of the interest in 3-D productions shown at theme parks and movie theatres, SVEI believes there is a growing opportunity for enhancing the television viewing experience with 3-D technology; provided, however, that technology can be developed that will permit a similar high-quality viewing experience.

VIDEO SOFTWARE INDUSTRY
-----------------------

Over 75 million households in the United States have videocassette recorders. Currently, distribution of 3-D content to the home entertainment market is nearly non-existent. The distribution of video software is primarily controlled by specialty video stores, such as Blockbuster Entertainment. These video specialty stores generate over 80% of total revenue from video rentals.

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LOCATION-BASED ENTERTAINMENT THEATERS
-------------------------------------

SVEI believes that there is an increasing worldwide demand for a variety of out-of-home entertainment options. Secondarily to its 3-D theatrical films and 3-D theatre network strategies, SVEI may become a provider of a complete line of services and products to support the design, development and operation of specialty format theater attractions. These products may include 3-D film-based software and projector optics to be utilized in the video simulation, large format and specialty venues attractions.

3-D MOTION PICTURE PRODUCTION AND EXHIBITION EQUIPMENT
------------------------------------------------------

Traditional true stereo or 3-D production techniques have required the use of two cameras locked together to produce two strips of film, one for the right eye and one for the left eye. To project the film two projectors are also required along with a reflective screen surface for polarized viewing. Because two cameras and two projectors are required, as well as twice the film, the expense for both production and exhibition of traditional 3-D films is significantly greater than for standard two-dimensional ("2-D") formats.

As a result of the Merger with Stereo, SVEI acquired rights and access to certain proprietary technology, that allow for high-quality 3-D production at a cost equivalent to 2-D formats. Stereo had originally acquired these assets from the Condon Family Partnership for an aggregate purchase price of $6,787,400. Mr. Condon, a partner in the selling partnership, is a key creative advisor to SVEI.

This technology employs a dual element, single lens technology that can shoot 35mm or 70mm 3-D productions with one standard camera, as opposed to two synchronized cameras, and allows the films to be exhibited through a single projector. The system also allows for the production of 2-D and 3-D products simultaneously. To create the 3-D effect, the audience uses either polarized glasses or electronic glasses that separate the left and right eye images. The Company believes that this 3-D system offers consumers one of the most realistic 3-D experiences available today.

EXHIBITION AND DISTRIBUTION NETWORK
-----------------------------------

The Company intends that theatrical releases of 3-D productions will be achieved using the SVEI's unique turnkey distribution solution. SVEI currently owns over 800 3-D projection systems. Unlike other wide screen 3-D solutions, the exhibition of SVEI's 3-D entertainment products will not require spending millions of dollars on the construction of specialized venues or on the purchase of specialized projection hardware to view "theme park" quality 3-D films. By using SVEI's system, superior 3-D special effects can be achieved at a fraction of the costs of competing solutions.

Management believes that the ownership of the proprietary 3-D equipment is important to the future success of SVEI. Since SVEI intends to produce new 3-D movies, it believes that it will be more profitable for SVEI to rely on its own highly specialized equipment. To the best of management's knowledge, there is no other suitable source in quantity of this type of equipment. This equipment was developed by one of SVEI's key creative advisors, Chris Condon. Until recently, this technology was patent protected. Although the patent has since expired, improvements to the technology are currently subject to trade secret protection.

As a result of the Merger with Stereo, SVEI acquired the renewable rights, and intends to begin distribution of, five 3-D feature films: "Fantastic Invasion of Planet Earth," "Target New York," "The Creeps," "The Stewardesses" and "Wild Ride."

SVEI intends to update its film distribution licenses with the owners of these five 3-D feature films that were previously licensed to Stereo. Management believes that SVEI can achieve revenues within the next six months. This assumption is due to renewed interest by the public in 3-D films currently being shown all over the world by IMAX Corp., Disney theme parks and others.

MARKETING, DISTRIBUTION AND PROMOTIONS
--------------------------------------

SVEI intends to market its 3-D technology by providing the industry with the necessary tools to allow for 3-D production and viewing within the current 2-D infrastructure. The marketing plan includes the following:

         (i) Producing and distributing 3-D content for the video, broadcast television and motion picture industries;

         (ii)  Establishing special theaters for showcasing 3-D content;

         (iii) Creating a mass audience and mainstream distribution channel; and

         (iv)  Licensing the technology to the entertainment industry.

SVEI also intends to include sponsorship opportunities for its own original productions, as well as for third parties. Sponsorship activities may include branding 3-D glasses for live events, and developing custom corporate 3-D images, campaigns and messages. SVEI also intends to offer, and is capable of delivering, 3-D products in a full spectrum of 3-D formats which include film, video, DVD, the Internet and print.

ANCILLARY PRODUCTS, MERCHANDISING AND LICENSING
-----------------------------------------------

In addition to servicing the proprietary and wholesale promotion industries, SVEI intends to establish a website dedicated to the sale of 3-D related retail products. The website may offer some or all of the following products: 3-D viewers, slides, holograms, lenticular images and various types of 3-D glasses for viewing 3-D content on television or over the Internet.

BUSINESS EXPANSION; CAPITAL GROWTH
----------------------------------

SVEI intends to position itself to evolve into a vertically integrated, diversified global media entertainment company and SVEI intends to pursue the acquisition of diversified entertainment companies or intellectual property assets that will allow for the pursuit of opportunities currently available in the global marketplace. SVEI believes that synergism among its divisions will allow SVEI to effectively compete for its incremental share of the global consumer's discretionary expenditures. SVEI intends to finance its business expansion and acquisitions through the sale of equity securities. SVEI can give no assurance that any offering of its securities will be successful. If SVEI is unable to successfully raise equity financing or alternative financing SVEI's ability to fund its business plan would be significantly limited.

The ability of SVEI to implement its business strategy depends upon its ability to successfully create, produce, and market entertainment content or ancillary products for traditional real-world distribution channels including, but not limited to, retailers, radio, television, theaters and home markets and newly emerging distribution channels such as the Internet. The size and quality of SVEI's library of film software titles is a material factor in competing for sales of SVEI's attractions and developing the Company's products and base of recurring revenue.

SVEI intends to produce and develop specialty films and videos for its library, as well as acquire additional music assets. While SVEI may enter into participation, licensing or other financial arrangements with third parties in order to minimize its financial involvement in production, SVEI will be subject to substantial financial risks relating to the video software. SVEI expects that it will typically be required to pay for the production of software during the production period prior to release but will most likely be unable to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release.

SVEI anticipates generating revenues from several sources, including, production and distribution of new and existing 3-D and independent feature films, intellectual property music assets, and also providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet. When appropriate, SVEI will attempt to acquire other assets and existing operating global multi-media entertainment companies with seasoned management teams.

MANAGEMENT OF GROWTH
--------------------

In order to maximize potential growth in SVEI's market opportunities, SVEI believes that it must expand rapidly and significantly upon its entrance into the marketplace. This impetus for expansion will place a significant strain on SVEI's management, operational and financial resources. In order to manage growth, SVEI must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. SVEI cannot guarantee that it will effectively manage the rapid expansion of its operations, that its systems, procedures or controls will adequately support its operations or that SVEI's management will successfully implement its business plan. If SVEI cannot effectively manage its growth, its business, financial condition and results of operations could suffer a material adverse effect.

SVEI expects that it will require additional equity and/or credit financing prior to becoming cash self-sufficient. There can be no assurances that SVEI will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. SVEI does not have any commitments for additional financing. The Company's ability to obtain additional capital depends on market conditions, the global economy and other factors outside its control. If SVEI does not obtain adequate financing or such financing is not available on acceptable terms, SVEI's ability to finance its expansion, develop or enhance products or services or respond to competitive pressures would be significantly limited. SVEI's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial condition and results of operations.

GOVERNMENT REGULATION
---------------------

The Classification and Rating Administration of the Motion Picture Association of America, an industry trade association, assigns ratings for age-group suitability for motion pictures. SVEI plans to submit its pictures for such ratings. Management's current policy is to produce motion pictures that qualify for a rating no more restrictive than "R."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS
--------------------------------------------

SVEI's success depends substantially upon its proprietary technology. This technology includes optical design formulas designed by Mr. Condon and protected by trade secret law. The type of glass, the exact spacing and curvatures of the primary dispersing optics and the method of controlling the exact assembly tolerances using custom-made laboratory testing equipment are integral parts of this technology which results in optical resolution exceeding 100 lines per million and is fully compatible with the latest 35mm Panavision and Arriflex motion picture cameras, as well as high definition video cameras. The 3-D projection optics are fully compatible with all 35-mm motion picture projectors and are designed for easy installation, even by semi-skilled personnel. In addition, Mr. Condon has designed and built a 3-D projection unit compatible with the latest Hughes digital video projectors. This technology will provide SVEI with a competitive advantage because of the enhanced quality of the 3-D images produced as a result of SVEI's trade secrets. The Company will rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements, to protect its proprietary rights. SVEI's predecessor, Stereo, maintained a policy of obtaining patent protection and, consequently, SVEI currently has the following patent pending:

         PATENTS PENDING: One-High Speed for Above and Below 3-D Cameras

This technology entails the use of brighter optics for 3-D single camera cinematography, which allows for filming in lower light situations.

SVEI also has technology in development that has grown out of previously patented technology held by Stereo. SVEI is working on a 3-D camera optical system that has remote wireless convergence control so that it can be used on the Panaglide and Steadicam. SVEI intends to apply for patent protection for this proprietary technology as well. SVEI can give no assurance that such patents will be granted or that third parties will not claim infringement with respect to current or future technology developed by SVEI.

Distribution rights to motion pictures are also granted legal protection under the copyright laws of the United States and most foreign countries. These copyright laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, artwork, still photography and motion picture properties are each separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended.

COMPETITION
-----------

SVEI competes with a large array of diverse global media conglomerates, upstart "entertainment, information and commerce" companies, as well as with a number of smaller, independent production companies. Currently, no companies have established a substantial presence in the 3-D video software home market. The competitive environment in this market consists of limited suppliers of 3-D viewers and content (DVD, CD-ROM, videotape) kits such as V-REX, VIDMAX, and others. Conversely, competition in the special venue markets (theatrical) is much more developed. SVEI's current and potential competitors include:

         o        IMAX, Iwerks, Showscan, Cinema Ride and New Visual
                  Entertainment
         o        Fox, Disney, Warner Bros., Universal and others
         o        Globcast, Vyvx and COMSAT World Systems
         o        Universal music, EMI, BMG and others

A portion of these companies compete for motion picture projects and talent and are producing motion pictures that compete for exhibition time at theaters, on television, and on home video with pictures produced by the Company. Other companies compete in areas of satellite production and transmission services and music production, distribution and promotion. The Company's innovative 3-D technology combined with lower cost production and exhibition is anticipated to achieve favorable results in effectively competing and establishing itself in the marketplace. SVEI also intends to use its core competencies in areas of music production and production services to diversify and compete in the global marketplace.

Most of SVEI's competitors have operating histories, larger customer bases and significantly greater financial, marketing and other resources. Certain of SVEI's competitors have the financial resources to devote greater resources to marketing and promotional campaigns and devote substantially more resources to technology development. Increased competition may result in reduced operating margins.

EMPLOYEES
---------

As of February 17, 2000, SVEI employed three full-time employees. SVEI considers its employee relations to be satisfactory at present.

PLAN OF OPERATION
-----------------

The following discussion should be read in conjunction with the Company's audited financial statements.

PLAN OF OPERATION - OVERVIEW
----------------------------

The current plan of SVEI incorporates operational resources that will make 3-D media a mainstream entertainment form. SVEI plans to reach the mass market by aligning itself with already-established, branded products and titles for the production, promotion and distribution of 3-D products. The Company's management intends to aggressively evaluate and pursue production opportunities in order to increase SVEI's content library and maintain a leadership position as the foremost provider of 3-D products. As a development stage company, SVEI has minimal historical operations, no revenues and negative cash flows. In order to satisfy cash requirements for SVEI's production and revenue goals, management must obtain working capital through either debt or equity financing.

RESULTS OF OPERATIONS
---------------------

There were no revenues from sales for the period from inception to December 31, 1999. SVEI has sustained a net loss of approximately $1.1 million for the period ended December 31, 1999, which was due to general and administrative expenses incurred by SVEI.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company is in the process of developing a detailed plan of operations to exploit its 3-D equipment asset base. On a preliminary basis, the Company estimates that it will require from $3,000,000 to $5,000,000 over a period of 18 months to fund this plan of operations. This plan of operations is expected to include both exploitation of existing 3-D movies and equipment, and efforts to arrange development of additional 3-D movies. The Company may attempt to arrange joint ventures with studios to facilitate the development of new 3-D movies.

The Company is also in the business of producing music entertainment products through its March 2000 acquisition of a 51% interest in a music producer. During the forthcoming year, the Company, through this subsidiary, expects to product 13 country and western and pop albums. The Company expects that this effort will require capital of approximately $750,000 to $1,000,000.

The aforementioned estimates of capital required are still preliminary in nature and are subject to substantial and continuing revisions. Although the Company has not yet commenced any formal capital raising efforts, the Company expects that any capital that it raises will be in the form of one or more debt or equity financings. However, there can be no assurances that the Company will be successful in raising any required capital on a timely basis and/or under acceptable terms and conditions. To the extent that the Company does not raise sufficient capital to implement its plan of operations on a timely basis, it will have to curtail, revise and/or delay its business plans.

The Company has financed its operations to date from the sale of stock of another Company and loans from related parties. The Company purchased approximately 264,000 shares of common stock of New Visual Entertainment, Inc., from a major shareholder for a $400,000 convertible note in September 1999. This note was paid by the issuance of 200,000 shares of common stock. The sale of this stock generated approximately $422,000 of net proceeds during September 1999 through April 2000, which the Company used to support its operations.

The Company has also relied on loans from officers, directors and shareholders to support its operations. During October 1999 through February 2000, four persons, including the aforementioned major shareholder and one director, loaned the Company $585,000. In addition, during April 2000, the major shareholder loaned the Company $128,000. However, there can be no assurances that additional loans will be forthcoming from officers, directors, and shareholders.


                             DESCRIPTION OF PROPERTY

SVEI's principal executive offices are located at 10 Universal City Plaza, Suite 2000, Universal City, California 91608 and consist of an executive suite arrangement and use of a conference room leased on a month-to-month basis. The monthly rent for the property is $350.00. SVEI maintains a research and development office and storage warehouse facility at 3815 Burbank Blvd., Burbank, California 91505 that consists of approximately 1,000 square feet. This facility is also leased on a month-to-month basis for the monthly rent of $900. SVEI also leases on a month-to-month basis various storage facilities for its equipment inventory that consists of approximately 1,500 square feet of additional space at a monthly rent of $1,500. SVEI also rents housing in Studio City, California for office use and use by its out-of-town officers, directors and employees. The monthly rent paid for this corporate housing is $4,000. SVEI is currently negotiating a three-year lease for a suite located at 10 Universal City Plaza that is adjacent to Universal Studios in Los Angeles. The suite encompasses approximately 3,4000 square feet of executive and administrative office space. The monthly lease obligation would be approximately $9,700.


                 DIRECTORS, EXECUTIVE OFFICERS AND KEY ADVISORS

MANAGEMENT
----------

The following table sets forth the names, ages, and positions of the executive management team of SVEI as of February 17, 2000:

Name                            Position                                    Age

--------------------------------------------------------------------------------

Dr. Dale A. Rorabaugh           Chairman of the Board                       55

Lance Putnam                    President and Director                      47

Lawrence P. Kallett             Executive Vice President, Secretary,        41
                                Treasurer, and Director

DR. DALE A. RORABAUGH - CHAIRMAN OF THE BOARD: Dr. Rorabaugh has served as Chairman of the Board of Directors of the Company since January 2000. Since 1995, Dr. Rorabaugh has served as Chairman of the Board of Dicon, Inc., a technology-based company involved in the research and development for the use of microprocessor equipment in the optical industry. In 1999, Dr. Rorabaugh was also appointed as Chairman of the Board of VisionSite.com, an Internet vision care company and Lumalite, a technology-based company involved in the design and implementation of curing lights for the dental and medical industry. Dr. Rorabaugh earned a Bachelor of Science in Physiological Optics and a Doctor of Optometry degree from the University of California, Berkeley.

LAWRENCE P. KALLETT - EXECUTIVE VICE PRESIDENT, SECRETARY, TREASURER AND
DIRECTOR: Mr. Kallett has served as Executive Vice President, Secretary, Treasurer and Director of the Company since January 2000. From 1994 to 1998, Mr. Kallett served as Vice President of Hidden Port Inc., a real estate investment and development company based in Baja California, Mexico. During 1999, Mr. Kallett was a consultant to both Stereo and Kestrel relating to organizational and administrative matters.

LANCE PUTNAM - PRESIDENT AND DIRECTOR: Mr. Putnam has served as President and Director of the Company since January 2000. From 1995 to 1999, Mr. Putnam served as President of L. Putnam Investments, a personal investment company. Prior thereto, Mr. Putnam served as President of Isla de Uni, Inc., an export company based in Mexico, from 1994 to 1998. Mr. Putnam obtained a B.A. in Political Science from the University of California, Santa Barbara. He also studied Economics and International Business at the Universidad de Catolica in Santiago, Chile.


                     REMUNERATION OF DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION
----------------------

None of SVEI's officers and/or directors receive any compensation for their respective services rendered unto SVEI, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until SVEI has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, SVEI has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with SVEI.

CONSULTING AGREEMENTS
---------------------

On December 12, 1999, SVEI entered into a Two-Year Agreement Stock Compensation (the "Agreement") with Rick Ducommun. In exchange for consulting services in the development of various artistic projects for SVEI, Mr. Ducommun will receive 300,000 shares of common stock, of which 100,000 shares would be placed in trust and delivered to Mr. Ducommun two years after completion of satisfactory performance of his consulting services. SVEI has agreed to file an S-8 registration statement with the U.S. Securities and Exchange Commission ("SEC") relating to 200,000 shares as soon as practicable. The 200,000 shares will be transferred to Mr. Ducommun at the rate of 50,000 shares every six months.

On October 4, 1999, SVEI entered into a Two-Year Agreement Stock Compensation with Rocco Urbisci. In exchange for consulting services to evaluate the feasibility of various artistic projects for SVEI, including budgets and schedules, Mr. Urbisci will receive 200,000 shares of common stock, of which 160,000 shares would be placed in trust and delivered to Mr. Urbisci two years after completion of satisfactory performance of his consulting services. SVEI has agreed to file an S-8 registration statement with the SEC relating to 40,000 shares as soon as practicable. The 40,000 shares will be transferred to Mr. Urbisci at the rate of 10,000 shares every six months.


          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date hereof with respect to the beneficial ownership of SVEI's voting securities by (i) each person known by SVEI to own beneficially 5% or more of its voting securities, (ii) each director and officer, or nominee for director or officer, of SVEI, and (iii) all directors and officers, and nominees for director or officer, as a group. Unless otherwise indicated, each person listed has sole voting and investment power over the shares beneficially owned by him or her. Unless otherwise indicated, the address of each named beneficial owner is the same as that of SVEI's principal executive offices located at 11166 Burbank Blvd., North Hollywood, California 91601.


                  Name and Address of                 Shares         Percentage
                   Beneficial Owner                Beneficially     Beneficially
                                                      Owned           Owned (1)
------------------------------------------------- ----------------- ------------

Thomas E. Noonan                                       -0-               *

                  Name and Address of                 Shares         Percentage
                   Beneficial Owner                Beneficially     Beneficially
                                                      Owned           Owned (1)
------------------------------------------------- ----------------- ------------

Jack Bodziak, Jr.                                      -0-               *

Rick Ducommun                                         100,000           2.0%

Rocco Urbisci                                         160,000           3.3%

Herky Williams                                        100,000           2.0%

Lawrence P. Kallett                                   849,149          17.5%

John Honour                                         2,502,851          51.7%

All Directors and Officers as a Group (3 Persons)     360,000           7.4%

---------------

* Represents less than one percent (1%) of the outstanding shares of Common
Stock.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock that each named person and group has the right to acquire within 60 days from the date hereof pursuant to options, warrants, conversion privileges or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. However, such shares are not deemed outstanding for purposes of computing the shares beneficially owned by or percentage ownership of any other person or group.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 25, 1999, pursuant to the terms of an asset exchange agreement, SVEI acquired certain assets from John Honour, a principal shareholder of SVEI. The assets consisted of 400,000 freely-trading shares of New Visual Entertainment Inc., common stock. Pursuant to the terms of the asset exchange agreement, SVEI issued a convertible promissory note in the aggregate principal amount of Four Hundred Thousand Dollars ($400,000) in exchange for the assets (the "Note"). On September 25, 1999, the Note was converted into Two Hundred Thousand (200,000) shares of Company Common Stock which was the agreed value of $2.00 per share.

In the opinion of the disinterested members of SVEI's board of directors, the above transactions were fair and were made upon terms that were no less favorable to SVEI than would have been obtained if negotiated with unaffiliated third parties.


                            DESCRIPTION OF SECURITIES

COMMON STOCK
------------

SVEI's authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of SVEI remaining after satisfaction of all liabilities and payment of any preferred liquidation rights. As of February 17, 2000, there were approximately 5,200,000 shares of Common Stock issued and outstanding.

RESTRICTED STOCK
----------------

Of the 5,200,000 shares of Common Stock outstanding, approximately 4,670,000 shares are deemed to be restricted securities under Rule 144 under the Securities Act of 1933, as amended. In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of SVEI, who has beneficially owned restricted shares for at least one (1) year is entitled to sell within any three-month period, a number of shares that does not exceed one percent (1%) of the then outstanding shares of Common Stock, which will equal 52,000 shares as of the date hereof. Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice requirements.

TRANSFER AGENT
--------------

SVEI's transfer agent is Holladay Stock Transfer, Inc., located at 2939 North 67th Place, Scottsdale, Arizona 85251.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Prior to December 2, 1999, there was no trading market for Company's Common Stock. As of December 2, 1999, SVEI's Common Stock has been traded on the "pink sheets" under the trading symbol "SVED." For the period from December 2, 1999 through February 17, 2000, the price for the Common Stock has ranged from $5.00 to $5.95 per share. There has been no solicitation of the sale or purchase of the Common Stock and currently no market maker quotes a price for SVEI's Common Stock.

SVEI has never paid a cash dividend on its Common Stock nor does SVEI anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of SVEI not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon SVEI's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.


ITEM 2.  LEGAL PROCEEDINGS.

As of the date hereof, SVEI is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following provides information concerning all sales of securities within the last three (3) years that were not registered under the Securities Act of 1933, as amended:

1. On August 15, 1997, in consideration for services rendered, Kestrel issued an aggregate of 830,000 shares of restricted Common Stock to the directors of SVEI at an agreed value of $0.001 per share.

2. On July 20, 1999, pursuant to the terms of an acquisition agreement and plan of reverse merger, Kestrel issued an aggregate of 3,000,000 shares of restricted Common Stock to the shareholders of Stereo in exchange for all of their common stock of Stereo.

3. On September 25, 1999, pursuant to the terms of an asset exchange agreement, Kestrel issued a convertible promissory note to John Honour in the aggregate principal amount of $400,000 ("Note"). The Note was convertible into 200,000 shares of restricted Common Stock at an agreed value of $2.00 per share and has since been converted by Mr. Honour.

4. On February 14, 2000, the Company issued 100,000 shaes of restricted common stock to Herky Williams for consulting services rendered to the Company. Mr. Williams became a member of the Company's Board of Directors on May 5, 200.

No underwriter was involved in any of the above issuances of securities. All of the above securities were issued in reliance upon the exemptions set forth in
Section 4(2) of the Securities Act (including, in certain instances Regulation D promulgated there under) on the basis that they were issued under circumstances not involving a public offering. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act because all such individuals were believed to be sophisticated and given sufficient access to all information regarding SVEI, Kestrel, and/ or their predecessors.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation of SVEI provide as follows:

           "SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

           EIGHTH: The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

The Bylaws of SVEI provide as follows:

                                   "ARTICLE X
                                 INDEMNIFICATION

       Section 10.1      INDEMNIFICATION AND INSURANCE

           (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer, employee or agent of SVEI as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by SVEI to the fullest extent authorized by the NRS, as the same exists or may hereafter be amended, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred in this Section 10.1 shall be a contract right and shall include the right to be paid by SVEI the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the NRS requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to SVEI of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section
       10.1 or otherwise.

           (b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section 10.1 is not paid in full by SVEI within thirty days after a written claim has been received by SVEI, the claimant may at any time thereafter bring suit against SVEI to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending an proceeding in advance of its final disposition where the required undertaking, if any, is required, or has been tendered to SVEI that the claimant has not met the standard of conduct which make it permissible under the NRS for SVEI to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on SVEI. Neither the failure of SVEI (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by SVEI (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

           (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 10.1 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, by law, agreement, vote of stockholder or disinterested directors or otherwise.

           (d) Insurance. SVEI may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the NRS.

           (e) Witness. To the extent that any director, officer, employee or agent of SVEI or another corporation, partnership, joint venture, trust or other enterprise is by reason of such position a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her on his or her behalf in connection therewith."

                                    PART III

Item 1.  INDEX TO EXHIBITS

2.1 * Acquisition Agreement and Plan of Reverse Merger by and between Stereo Vision Entertainment, Inc. and Kestrel Equity Corporation dated December 3, 1999. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

2.2 * Agreement and Plan of Merger by and between Kestrel Equity Corporation and SVE Merger, Inc. dated January 10, 2000.

3.1 * Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on December 14, 1993. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.2 * Articles of Amendment of Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on June 18, 1997. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.3 * Articles of Amendment of Articles of Incorporation of Kestrel Equity Corporation filed with the State of Arizona on September 30, 1997. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.4 * Bylaws of the Kestrel Equity Corporation. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

3.5 * Articles of Incorporation of SVE Merger, Inc. filed with the State of Nevada on December 23, 1999.

3.6 *  Bylaws of SVE Merger, Inc.

4.1 * Specimen Stock Certificate of Kestrel Equity Corporation. (incorporated by reference to Form 10-SB filed with the SEC on December 17, 1999)

4.2 *  Specimen Stock Certificate of SVE Merger, Inc.

10.1* Stock Purchase Agreement by and between Kestrel Equity Corporation and John Honour, dated September 25, 1999.

10.2 Consulting Contract between Registrant and Daniel Symmes dated April 26, 2000.

10.3   Consulting Contract between SVEI and Rick Ducommun dated July 19, 1999.

10.4   Consulting Contract between SVEI and Rocco Urbisci dated October 4, 1999.

10.5 Acquisition Agreement between SVEI and Wilfield Entertainment dated March 10, 2000 for the acquisition of 51% of Wilfield Entertainment.

27.1   Financial Data Schedule.

------------------

*      Filed Previously.

ITEM 2.  DESCRIPTION OF EXHIBITS

Inapplicable.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      STEREO VISION ENTERTAINMENT, INC.
                                      ---------------------------------
                                                 (Registrant)


Date:  August 8, 2000


By:    /s/ John C. Bodziak, Jr.
       ------------------------------
Name:  John C. Bodziak, Jr.
Title: Interim President

                        STEREO VISION ENTERTAINMENT, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                                DECEMBER 31, 1999

                                       AND

                                  JUNE 30, 1999

                                    CONTENTS

                                                                           Page
                                                                           ----

Independent Auditor's Report...............................................F - 1

Balance Sheets
  December 31, 1999 and June 30, 1999 .....................................F - 2

Statements of Operations for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 3

Statement of Stockholders' Equity for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 4

Statements of Cash Flows for the
   Six Months Ended December 31, 1999 and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 5

Notes to Financial Statements..............................................F - 7

                          INDEPENDENT AUDITOR'S REPORT

Stereo Vision Entertainment, Inc.
(A Development Stage Company)

         We have audited the accompanying balance sheet of Stereo Vision Entertainment, Inc. (a development stage company) as of December 31, 1999 and June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the six months ended December 31, 1999 and the period May 5, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stereo Vision Entertainment, Inc. (a development stage company) as of December 31, 1999 and June 30, 1999 and the results of its operations and its cash flows for the six months ended December 31, 1999 and the period May 5,1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

         As discussed in Note 9 to the financial statements, the Company's December 31, 1999 Music Master Recording account previously reported as $4,000,000 should have been $-0-. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.

                                                    Respectfully submitted


                                                    /s/ Robison, Hill & Co.
                                                    ----------------------------
                                                    Certified Public Accountants

Salt Lake City, Utah
March 11, 2000, except for Note 9, as to which the date is May 15, 2000

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                                 BALANCE SHEETS
                                 --------------

                                                   December 31,       June 30,
                                                      1999             1999
                                                  --------------  --------------
Current Assets:
   Cash                                           $       1,408   $       7,493
   Trading Investments                                  136,001               -
                                                  --------------  --------------
       Total Current Assets                             137,409           7,493
                                                  --------------  --------------
Fixed Assets:
   Office Equipment                                      13,745          13,745
   3-D Production and Exhibition Equipment            3,306,900               -
   Less Accumulated Depreciation                        (56,718)           (229)
                                                  --------------  --------------
       Net Fixed Assets                               3,263,927          13,516
                                                  --------------  --------------
Intangible and Other Assets:
   Investments 3-D Projects                             350,000               -
   Intellectual Property                                100,000               -
   Licensing & Distribution Rights                      255,000               -
   Less Accumulated Amortization                        (21,667)              -
                                                  --------------  --------------
       Net Intangible and Other Assets                  683,333
                                                  --------------  --------------

Total Assets:                                     $   4,084,669   $      21,009
                                                  ==============  ==============

Liabilities
   Accounts Payable                               $      49,103   $      96,268
   Accrued Expenses                                      11,530           3,718
   Loans from Shareholders                              565,455               -
   Short-term Notes Payable                              49,000          61,000
                                                  --------------  --------------
      Total Current Liabilities                         675,088         160,986
                                                  --------------  --------------
Stockholders' Equity:
  Common Stock, $.001 Par value
    Authorized 100,000,000 shares,
    Issued 5,550,000 shares at December 31,
    1999 and 1,530,000 shares at June 30, 1999            4,550           1,530
  Additional Paid in Capital                          4,600,284           3,470
  Deficit Accumulated During the
    Development Stage                                (1,195,253)       (144,977)
                                                  --------------  --------------
     Total Stockholders' Equity                       3,409,581        (139,977)
                                                  --------------  --------------
     Total Liabilities and
       Stockholders' Equity                       $   4,084,669   $      21,009
                                                  ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------

                                                                   (Unaudited)
                                                                   Cumulative
                                                  For the Period      since
                                    For the Six     May 5, 1999     inception
                                   Months Ended   (Inception) to        of
                                   December 31,      June 30,      development
                                       1999            1999           stage
                                  --------------  --------------  --------------
Revenues:                         $           -   $           -   $           -

Research & Development                  (11,000)              -         (11,000)
General & Administrative
   Expenses                          (1,031,441)       (141,259)     (1,172,700)
Other Income (Expense)
   Interest                              (7,812)         (3,718)        (11,530)
   Loss on Trading Investments              (23)              -             (23)
                                  --------------  --------------  --------------

     Net Loss                     $  (1,050,276)  $    (144,977)  $   1,195,253
                                  ==============  ==============  ==============

Basic & Diluted loss per share    $       (0.45)  $       (0.09)
                                  ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                        STATEMENT OF STOCKHOLDERS' EQUITY
                        ---------------------------------

                                                                                     Deficit
                                                                                   Accumulated
                                           Common Stock             Additional       During
                                  ------------------------------     Paid in       Development
                                      Shares          Value          Capital          Stage
                                  --------------  --------------  --------------  --------------
May 5, 1999 Issuance of Stock
  for services and payment of
  accounts payable                    1,530,000   $       1,530   $       3,470   $           -

Net Loss                                      -               -                        (144,977)
                                  --------------  --------------  --------------  --------------

Balance at June 30, 1999              1,530,000           1,530           3,470        (144,977)

December 2, 1999 Issuance of Stock
   in exchange for Assets             1,470,000           1,470       4,010,430               -

December 3, 1999 Issuance of
   Stock in connection with merger
   with Kestrel Equity Corporation    1,200,000           1,200        (113,266)              -

December 31, 1999 Issuance of
   Stock for services                   350,000             350         699,650               -

Net Loss                                      -               -               -      (1,050,276)
                                  --------------  --------------  --------------  --------------

Balance at December 31, 1999          4,550,000   $       4,550   $   4,600,284   $   1,195,253
                                  ==============  ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------

                                                                                   Cumulative
                                                                  For the Period     Since
                                                    For the Six     May 5, 1999     Inception
                                                   Months Ended   (inception) to       of
                                                   December 31,      June 30,      Development
                                                       1999            1999           Stage
                                                  --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
Net Loss                                          $  (1,050,276)  $    (144,977)  $  (1,195,253)
Adjustments to reconcile net loss to net
cash used in operating activities:
   Depreciation and amortization                         78,156             229          78,385
   Issuance of common stock for expenses                700,000           5,000         705,000
   Unrealized loss on trading investments                    23                              23
   Cash acquired in merger                                  332                             332
Change in operating assets and liabilities:
   Accounts Payable                                      96,936          96,268         149,788
   Accrued Expenses                                       7,812           3,718          11,530
                                                  --------------  --------------  --------------
  Net Cash Used in operating activities                (167,017)        (39,762)       (250,195)
                                                  --------------  --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------
   Purchase of equipment                                      -         (13,745)        (13,745)
   Proceeds from sale of investments                     16,977               -          16,977
                                                  --------------  --------------  --------------
Net cash used in investing activities                    16,977         (13,745)          3,232
                                                  --------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------
Proceeds from loans from shareholders                   207,371               -         207,371
Payments of principal on notes payable                  (20,000)              -         (20,000)
Proceeds from issuance
   of short-term notes                                        -          61,000          61,000
                                                  --------------  --------------  --------------
Net Cash Provided by
   Financing Activities                                 143,955          61,000         248,371
                                                  --------------  --------------  --------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                              (6,085)          7,493           1,408
Cash and Cash Equivalents
  at Beginning of Period                                  7,493               -               -
                                                  --------------  --------------  --------------
Cash and Cash Equivalents
  at End of Period                                $       1,408   $       7,493   $       1,408
                                                  ==============  ==============  ==============

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                      STATEMENTS OF CASH FLOWS (Continued)
                      ------------------------------------

                                                                                   Cumulative
                                                                  For the Period     Since
                                                    For the Six     May 5, 1999     Inception
                                                   Months Ended   (inception) to       of
                                                   December 31,      June 30,      Development
                                                       1999            1999           Stage
                                                  --------------  --------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                        $           -   $           -   $           -
                                                  --------------  --------------  --------------
  Income taxes                                    $           -   $           -   $           -
                                                  --------------  --------------  --------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
-------------------------------------------------
FINANCING ACTIVITIES:
---------------------

On December 2, 1999 the Company issued 1,470,000 shares of common stock in exchange for $350,000 investment in 3-D projects, $255,000 licensing and distribution rights, $3,306,900 3-D film production and exhibition equipment, and $100,000 patent pending.

On December 3, 1999 in a reverse merger the Company acquired $332 cash, $153,001 trading investments, $100,686 reduction in accounts payable, and $366,084 notes payable in exchange for 1,200,000 shares of common stock.


   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

         This summary of accounting policies for Stereo Vision Entertainment, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
--------------------------------------

         The Company was incorporated under the laws of the State of Nevada on May 5, 1999. The Company as of December 31, 1999 is in the development stage, and has not commenced planned principal operations.

Nature of Business
------------------

         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies that will allow for the pursuit of opportunities currently available in the global marketplace.

         The Company anticipates generating revenues from several sources, including, production of and exhibition of new and existing 3-D feature films and providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet as well as expanding into other areas of the entertainment industry.

Cash and Cash Equivalents
-------------------------

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates
--------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Property and Equipment
----------------------

         Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis from 3 to 5 years.

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their useful lives.

Loss per Share
--------------

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                                    Per-Share
                                      Income         Shares          Amount
                                  --------------  --------------  --------------
                                    (Numerator)   (Denominator)

                   For the Six Months ended December 31, 1999
                   ------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders       $  (1,050,276)      2,358,586   $       (0.45)
                                  ==============  ==============  ==============

                 Period May 5, 1999 (inception) to June 30, 1999
                 -----------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders       $    (144,977)      1,530,000   $       (0.09)
                                  ==============  ==============  ==============

         The effect of outstanding common stock equivalents would be anti-dilutive for December 31, 1999 and June 30, 1999 and are thus not considered.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Intangible Assets
-----------------

         Intangible assets are valued at cost and are being amortized on the straight-line basis over a period of five years. The initial valuation of licensing and distribution rights for the 3-D products were derived from what Management believes to be arms length negotiation.

         The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of intangible asset exceeds its fair value.

Concentration of Credit Risk
----------------------------

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Investments
-----------

         The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

         Investments in securities are summarized as follows:

                                                 December 31, 1999
                                  ----------------------------------------------
                                       Gross          Gross
                                    Unrealized      Unrealized        Fair
                                       Gain            Loss           Value
                                  --------------  --------------  --------------

Trading Securities                            -               -         136,001
                                  ==============  ==============  ==============

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------

Investments (Continued)
-----------------------

                                                  June 30, 1999
                                  ----------------------------------------------
                                       Gross          Gross
                                    Unrealized      Unrealized        Fair
                                       Gain            Loss           Value
                                  --------------  --------------  --------------

Trading Securities                            -               -               -
                                  ==============  ==============  ==============


         Realized Gains and losses are determined on the basis of specific identification. During the six months ended December 31, 1999 and the years ended June 30, 1999 and 1998, sales proceeds and gross realized gains and losses on securities classified as trading securities were:

                                                                  For the Period
                                                   For the Six     May 5, 1999
                                                   Months Ended   (Inception) to
                                                   December 31,      June 30,
                                                      1999             1999
                                                  --------------  --------------
Sale Proceeds                                     $      16,977   $           -
                                                  --------------  --------------

Gross Realized Losses                             $         (23)  $           -
                                                  ==============  ==============

Gross Realized Gains                              $           -   $           -
                                                  ==============  ==============


NOTE 2 - INCOME TAXES
---------------------

         As of December 31, 1999, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,200,000 that may be offset against future taxable income through 2014. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 3 - DEVELOPMENT STAGE COMPANY
----------------------------------

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS
--------------------

         As of December 31, 1999 some of the activities of the Company have been conducted by corporate officers from shared office space with the Law Firm of Phillips, Haskett & Ingwalson in San Diego, California. The Company does not pay rent or the use of this space. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - COMMON STOCK TRANSACTIONS
----------------------------------

         The Company was initially incorporated to allow for the issuance of up to 25,000 shares of no par value common stock. As a result of the merger with Kestrel Equity Corporation the authorized number of shares is 100,000,000 with a par value of $.001.

         On December 3, 1999 the Board of Directors authorized 120 to 1 stock split. As a result of the split, 1,517,250 shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1999 have been restated to reflect the stock split.

         At inception, the Company issued 1,530,000 shares of common stock to its officers and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at approximately $0.003 per share or an aggregate approximate $5,000.

         On December 3, 1999 the Company entered into an acquisition agreement and plan of reverse merger with Kestrel Equity Corporation and at the same time entered into an asset acquisition agreement for the acquisition of 3-D projects, equipment, licensing and distribution rights. By virtue of the merger and the asset acquisition, the Company issued 2,670,000 shares of common stock of the surviving corporation and acquired assets valued at $4,013,100 or approximately $1.50 per share.

         On December 31, 1999 the Company issued 350,000 shares to various employees and consultants for services rendered valued at $2.00 per share.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
                 ----------------------------------------------
               THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30, 1999
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 6 - SHORT-TERM NOTES PAYABLE
---------------------------------

         Short-Term Notes on December 31, 1999 and June 30, 1999 in the Amounts of $49,000 and $61,000 respectively, are due on demand with interest at 10%.

NOTE 7 - LOANS FROM SHAREHOLDERS
--------------------------------

         The loans are payable to various shareholders, are unsecured with interest at 10% and have no fixed terms of repayment.

         Management at present anticipates the need to raise approximately $500,000 in additional operating capital. Such funding may be accomplished through public financial markets, private offerings of equity or debt, and joint venture opportunities. The Company's stockholders, officers and/or directors have committed to advancing the operating costs of the Company interest free.

NOTE 8 - RENT EXPENSE
---------------------

         The Company has entered into lease agreements for various office, storage and warehouse facilities. The rental agreements are on a month to month basis with total rent of $6,750 per month. For the six months ended December 31, 1999 and the period May 5, 1999 (inception) to June 30, 1999 the rental payments were $13,500 and $3,630 respectively. The Company is currently negotiating a three-year lease for a suite in Universal City Plaza that is adjacent to Universal Studios in Los Angeles. The monthly lease obligation is expected to be approximately $9,700.

NOTE 9 - EVENTS DISCOVERED SUBSEQUENT TO THE ISSUANCE OF THE FINANCIALS
-----------------------------------------------------------------------

         On or about April 27, 2000 the agreement with Mr. Johnston for the purchase of the music master recording known as "Go Cat Go" was rescinded. Because a rescission is as if the transaction never happened the financial statements have been retroactively revised to reflect the return and cancellation of 1,000,000 common shares and the removal of the related asset thereby returning the Company to the position is was in prior to the agreement with Mr. Johnston. The revision resulted in the reduction of other assets by $4,000,000, reduction of accumulated amortization of $50,916, the reduction of common stock by $1,000 and paid in capital was reduced by $3,999,000.